FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of May, 2004

                         Commission File Number 1-14948

                            Toyota Motor Corporation
                            ------------------------
                 (Translation of Registrant's Name Into English)

                           1, Toyota-cho, Toyota City,
                           ---------------------------
                           Aichi Prefecture 471-8571,
                           --------------------------
                                      Japan
                                      -----
                    (Address of Principal Executive Offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                              Form 20-F X    Form 40-F
                                       ---

         Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes        No X
                                    ---       ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______



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Material Contained in this Report:


I. Press release dated May 11, 2004 with respect to the registrant's results of operations for the fiscal year ended March 31, 2004 prepared in accordance with accounting principles generally accepted in the United States.

II. English translations of the original Japanese-language documents, as filed with the Tokyo Stock Exchange on May 11, 2004, with respect to the registrant's results of operations for the fiscal year ended March 31, 2004 prepared in accordance with accounting principles generally accepted in the United States:

     (1)    FY2004 Consolidated Financial Results

     (2)    FY2004 Unconsolidated Financial Results

     (3) Comparison of consolidated financial results for FY2003 under Japanese and U.S. accounting standards

     (4) Convocation notice for the registrant's Ordinary General Shareholders' Meeting for FY2004

     (5) Press release concerning the resolution of the Board of Directors to propose the authorization to issue share acquisition rights at the FY2004 Ordinary General Shareholders' Meeting

     (6) Press release concerning the resolution of the Board of Directors to propose the authorization to repurchase up to 65,000,000 shares at the FY2004 Ordinary General Shareholders' Meeting

     (7)    Financial Summary

     (8)    Highlights of Consolidated Financial Results for FY2004

     (9)    Highlights of Unconsolidated Financial Results for FY2004

     (10) Supplemental Material for Financial Results for the three months ended December 31, 2004 (Consolidated)

     (11) Supplemental Material for Financial Results for the three months ended December 31, 2004 (Unconsolidated)




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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   Toyota Motor Corporation


                                   By:     /s/ Takahiko Ijichi
                                       -----------------------------------------
Date:  May 11, 2004                     Name:   Takahiko Ijichi
                                        Title:  General Manager,
                                                Accounting Division